Exhibit (a)(1)(C)
Offer to Purchase
All Outstanding Shares of Common Stock
of

KRONOS BIO, INC.

at
A Cash Amount of $0.57 per Share, Plus One Non-Transferable Contractual Contingent Value Right for Each Share (“CVR”), Which Represents the Right to Receive One or More Potential Cash Payments, Contingent upon: (i) the Receipt of Proceeds from Any CVR Product Disposition that Occurs Within Two (2) Years Following the Merger Closing Date; (ii) the Receipt of Proceeds from Any Legacy Product Disposition that Occurs Prior to the Merger Closing Date and Such Proceeds Are Received Prior to the Sixth (6th) Anniversary of the Merger Closing Date; (iii) the Realization of Cost Savings prior to the Merger Closing Date; and (iv) the Realization Cost Savings between the Merger Closing Date and the Third (3rd) Anniversary of the Merger Closing Date, as Described in the CVR Agreement.

Pursuant to the Offer to Purchase

Dated May 15, 2025
by

CONCENTRA MERGER SUB IV, INC.
a wholly owned subsidiary of

CONCENTRA BIOSCIENCES, LLC

TANG CAPITAL PARTNERS, LP

TANG CAPITAL MANAGEMENT, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON JUNE 13, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

May 15, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Concentra Merger Sub IV, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to act as Depositary and Paying Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kronos Bio, Inc., a Delaware corporation (“Kronos”), for: (i) $0.57 per Share in cash (the “Cash Amount”); plus (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. On April 30, 2025, the Kronos board of directors (the “Kronos Board”) at a duly called meeting: (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, Kronos and Kronos’ stockholders; (ii) approved and declared advisable the Merger and the execution, delivery and performance by Kronos of the Merger Agreement and the consummation by Kronos of the Transactions; (iii) resolved to recommend that Kronos’ stockholders accept the Offer and tender their shares of Kronos Common Stock in the Offer; and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and the Merger will be consummated as soon as practicable following the Offer Closing Time.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Kronos’ willingness to enter into the Merger Agreement, Tang Capital Partners, LP, a Delaware limited partnership (“TCP” or “Guarantor”) and sole member of Parent, delivered to Kronos a duly executed limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of Kronos, in respect of certain obligations of Parent and Purchaser under the Merger Agreement and the CVR Agreement. Certain obligations under the Limited Guaranty are subject to a cap of $35,000,000 under the Merger Agreement and an amount equivalent to the CVR Proceeds (as defined below), plus certain enforcement costs, under the Merger Agreement and CVR Agreement. Tang Capital Management, LLC, a Delaware limited liability company (“TCM”), is the sole manager of Parent and the general partner of TCP. Accordingly, TCP and TCM are considered co-offerors in the Offer.
The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 9 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.	Kronos’ solicitation/recommendation statement on Schedule 14D-9; and
4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern Time, on June 13, 2025, unless the Offer is extended or earlier terminated.
For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”) with an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent for the Offer at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,
Broadridge Corporate Issuer Solutions, LLC
Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

7 Penn Plaza
New York, New York 10001
(212) 929-5500
Stockholders Call Toll Free: (800) 322-2885
E-mail: tenderoffer@mackenziepartners.com